Exhibit 1

                                         N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES ALASKA EXPLORATION DEAL

CALGARY, Alberta, June 23, 2003 – Fortuna Exploration LLC (“Fortuna”), a wholly owned subsidiary of Talisman Energy Inc., has entered into an agreement with Total E&P USA, Inc., to farm-in to 10 townships of land (360 square miles) in the National Petroleum Reserve Area on the Alaskan North Slope.

The acreage was acquired by Total in the May 2002 lease sale.  The prospects lie to the west of the 430 million barrel Alpine field and other recently announced discoveries in the Lookout/Rendezvous area.

Fortuna will participate in drilling an exploration well on a selected prospect to earn a 30% interest in the prospect, with the right to earn a similar interest in the remaining prospects.  Evaluation of the prospects will continue in 2003, with first drilling expected in early 2004.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations & Corporate Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including business plans for drilling, the estimated amounts and timing of capital expenditures and prospect sizes, (often, but not always, using words such as “expects” or “expected”, or stating that certain actions, events or results “may”, or “will” be taken, occur or be achieved).  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations;  fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s Annual Report under the headings “Management’s Discussion and Analysis – Liquidity and Capital Resources”, “Risks and Uncertainties” and “Outlook “ as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

14/03